SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G
          Under the Securities Exchange Act of 1934
                     (Amendment No.  2 )*

                  TANISYS TECHNOLOGY, INC.
                      (Name of Issuer)

                 Common Stock, No Par Value
               (Title of Class of Securities)

                          875927204
                       (CUSIP Number)

          U.S. Boston Corp. PSRP FBO Leon Okurowski
                       u/a dtd 10/1/84
                   Leon Okurowski, Trustee
                     55 Old Bedford Road
                     Lincoln, MA  01773
             (Name, Address and Telephone Number
           of Person Authorized to Receive Notices
                     and Communications)

                      April 30, 2002
   (Date of Even which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 875927204

  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
      U.S. Boston Corp. PSRP FBO Leon Okurowski u/a dtd 10/1/84
      Leon Okurowski, Trustee
      04-2474341

  2.   Check the Appropriate Box if a Member of a Group (See
      Instructions)
       (a)
       (b)

  3.   SEC Use Only


  4.   Citizenship or Place of Organization
      United States

Number of
Shares
Beneficial
ly
Owned by
Each
Reporting
Person
With
           5 Sole Voting Power
           . 4,242,556

           6 Shared Voting Power
           . 0

           7 Sole Dispositive Power
           . 4,242,556

           8 Shared Dispositive Power
           . 0

  9.   Aggregate Amount Beneficially Owned by Each Reporting
      Person
      4,242,556

  10.  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)


  11.  Percent of Class Represented by Amount in Row (9)
      14.94

  12.  Type of Reporting Person (See Instructions)
      EP

                  STATEMENT ON SCHEDULE 13G

Item 1.
      (a)  Tanisys Technology, Inc.
(b)  12201 Technology Blvd., Austin, TX  78727-6129

Item 2.
            (a)   U.S. Boston Corp. FBO Leon Okurowski u/a
            dtd 10/1/84 Leon Okurowski, Trustee
            (b)   55 Old Bedford Road, Lincoln, MA  01773
      (c)  United States
(d)  Common Stock, No Par Value
(e)  875927204

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
      (a)  [  ]
(b)  [  ]
(c)  [  ]
(d)  [  ]
(e)  [  ]
(f) [X] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
(g)  [  ]
(h)  [  ]
(i)  [  ]
(j)  [  ]

Item 4.  Ownership
      (a)   Amount beneficially owned:            4,242,556
      (b)   Percent of class:  14.94
      (c)  Number of shares as to which the person has:
           (i)  Sole power to vote or direct the vote:  4,242,556
(ii) Shared power to vote: 0
(iii)     Sole power to dispose or to direct the disposition
of:  4,242,556
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

      [   ]   N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

      N/A

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

      N/A

Item 8.  Identification and Classification of Members of the
Group

      N/A

Item 9.  Notice of Dissolution of Group

      N/A

Item 10.  Certification

     (a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
     (b)  N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   May 15, 2002
                                        Date

                                   /s/ Leon Okurowski, Ttee
                                            Signature

                                   Leon Okurowski, Ttee
                                            Name/Title